Exhibit 99.1

AirMedia and China Telecom Satellite Communications Co. Ltd. Partner to Offer In-flight Connectivity and Multimedia Contents in China

Beijing, November 21, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it has entered into a strategic partnership agreement with China Telecom Satellite Communications Co. Ltd. (“CTSAT”), a wholly-owned subsidiary of China Telecom that specializes in satellite communications operations, to jointly develop and operate a network for in-flight satellite connectivity services and multimedia cabin entertainment on airplanes.

According to the strategic partnership agreement, CTSAT agrees to provide the Company with, under the same conditions, priority access to satellite and on-the-ground network and operation services for developing and operating secure, reliable, and consistent in-flight connectivity in compliance with the laws and regulations of China.

“The strategic partnership with CTSAT is crucial and instrumental for us to further increase our market share of the in-flight Wi-Fi sector in China. So far, CTSAT is the only operator of in-flight satellite communications in China duly licensed by the competent authority in China. Our strategic partnership with CTSAT is another example of our strong capability in integrating varies parts of the value chain to provide a comprehensive solution to airlines and their customers,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia. “We have made substantial progress on our transformation to an in-flight and on-train Wi-Fi operator. We have already obtained a leading position in the on-train Wi-Fi sector in China. We expect to also establish a leading position in in-flight Wi-Fi business in China leveraging our long-term relationship with airlines, years of operation experiences on advertising in the air travel sector, our extensive contents and copyrights in the air sector, and our business chain integration capability.”

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 26 major airports and digital TV screens in 26 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

About China Telecom Satellite Communications Co. Ltd

Dedicated to satellite communications services, China Telecom Satellite Communications Co. Ltd, as a wholly-owned subsidiary of China Telecom, specializes in the operation of its parent corporation’s satellite communications business. It serves as the resource center, product integration center and professional support center of China Telecom’s satellite communications business, mainly engaged in Satellite mobile communications, VSAT communications, International private line and Satellite broadband access, etc. Providing integrated (Aviation/Land) satellite communications and broadcasting operating service with characteristics to subscribers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platformor other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn